UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Euramax Holdings, Inc.
Euramax International, Inc.

File No. 333-176561 - CF#27452
_____

Euramax Holdings, Inc. and its wholly-owned subsidiary, Euramax International, Inc., submitted an application under Rule 406 requesting confidential treatment for information Euramax International, Inc. excluded from an Exhibit to a Form S-4 registration statement filed on August 30, 2011, as amended.

Based on representations by Euramax Holdings, Inc. and Euramax International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.8 through October 21, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director